UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number:
001-37482

Kraft Heinz Savings Plan
(Full title of the plan)

THE KRAFT HEINZ COMPANY
One PPG Place
Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive offices)

1

KRAFT HEINZ SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2018 and 2017	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2018	13

Signatures	14

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Administration Board of The Kraft Heinz Company and
the Participants of the Kraft Heinz Savings Plan
Pittsburgh, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Kraft Heinz Savings Plan (the "Plan") as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Crowe LLP
Crowe LLP
We have served as the Plan's auditor since 2017.

Oak Brook, Illinois
June 26, 2019

KRAFT HEINZ SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
at December 31, 2018 and 2017
(in thousands)

	December 31,
	2018	2017
Investments:
Investment in Master Trust, at fair value (Notes 6 and 7)	$2,756,758	$3,269,809
Investment in Master Trust, at contract value (Notes 6 and 7)	563,317	605,225
Total investments	3,320,075	3,875,034
Receivables:
Notes receivable from participants	33,949	40,244
Employer contribution receivable	27,541	31,795
Total receivables	61,490	72,039
Total assets	3,381,565	3,947,073

Liabilities:
Accrued administrative expenses	3	25
Total liabilities	3	25

Net assets available for benefits	$3,381,562	$3,947,048
The accompanying notes are an integral part of these financial statements.

KRAFT HEINZ SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2018
(in thousands)

2018
Additions to net assets attributed to:
Interest and dividends from Master Trust (Notes 6 and 7)	$43,962
Participant contributions	73,037
Rollover contributions	8,395
Employer contributions	58,089
Interest from notes receivable from participants	1,663
Total additions	185,146
Deductions from net assets attributed to:
Net depreciation from Master Trust (Notes 6 and 7)	349,218
Distributions and withdrawals	400,281
General and administrative expenses	1,344
Total deductions	750,843
Decrease in net assets available for benefits before transfers	(565,697)

Transfer from Kraft Heinz Union Savings Plan	217
Transfer to Savings Plan for Puerto Rico Employees of Kraft Foods Group, Inc.	(6)
Total transfers	211
Decrease in net assets available for benefits after transfers	(565,486)
Net assets available for benefits:
Beginning of year	3,947,048
End of year	$3,381,562
The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(1) PLAN DESCRIPTION:
General
The Kraft Heinz Savings Plan (the “Plan”) is a defined contribution plan covering eligible salaried and non-union hourly employees actively employed by The Kraft Heinz Company (the “Company” or “Kraft Heinz”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The following description of the Plan provides only general information.
Kraft Heinz Foods Company (“Kraft Heinz Foods”), a wholly-owned subsidiary of the Company, is the sponsor of the Plan, and the Employee Benefits Administration Board of the Company (“EBAB”) is responsible for the day-to-day administration and investment operations of the Plan. EBAB is responsible for selecting the investment options in which participants elect to invest their Plan accounts, appointing investment managers to manage one or more of the investment options, and monitoring the performance of the investment options. The Plan also vests EBAB with authority to control and manage the non-investment operations of the Plan.
Throughout the year, employees transfer to various departments within the Company, which may result in the employee becoming eligible or, if he or she was already participating in the Plan, ineligible, to participate in the Plan. The provisions of the plans sponsored by the Company (including the Plan) provide that when an employee becomes ineligible for his or her current plan and eligible for a different plan due to a transfer, the employee’s account balance in that plan will follow him or her and transfer to the plan for which the employee is now eligible. This may result in a transfer to or from the Plan. This is shown as a “Transfer from Kraft Heinz Union Savings Plan” and a “Transfer to Savings Plan for Puerto Rico Employees of Kraft Foods Group, Inc.” on the statement of changes in net assets available for benefits.
Master Trust
Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft Heinz Foods in a commingled investment fund known as the Kraft Heinz Defined Contribution Master Trust (the “Master Trust”) for which Fidelity Management Trust Company (the “Trustee”) serves as the trustee. At December 31, 2018 and 2017, the other defined contribution plans in the Master Trust included the Savings Plan for Puerto Rico Employees of Kraft Foods Group, Inc. and the Kraft Heinz Union Savings Plan.
Eligibility
Regular full-time employees are eligible to participate in the Plan beginning with their employment commencement date subject to any probationary period for the specific work unit. Other employees are eligible to participate after the completion of 1,000 hours of service. Employees are not eligible to participate in the Plan unless they are employed by Kraft Heinz Foods or an affiliate that has adopted the Plan and are not covered by a collective bargaining agreement.
Participant Contributions
Participant contributions to the Plan may be either tax-deferred, after-tax, Roth 401(k), or a combination thereof (“Participant Contributions”). The total of Participant Contributions may not exceed 75% of a participant’s compensation.
Participant Contributions made by certain highly compensated participants may be limited under the Code rules. Tax-deferred and Roth 401(k) contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $18,500 ($24,500 if over age 50 by year-end) in 2018.
Automatic Enrollment and Escalation
The Plan includes a qualified automatic contribution arrangement, pursuant to which all eligible employees are enrolled automatically with a 6% tax-deferred contribution rate unless the employee elects otherwise. These contributions are invested in the Plan’s default investment option unless the employee makes a different investment election. The default investment option is a BlackRock LifePath Index Target Date Fund that corresponds with the year the participant will reach age 65. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate or type, or change their investment elections at any time. Starting the first year after a participant is automatically enrolled in the Plan, the participant’s tax-deferred contribution rate is automatically

NOTES TO THE FINANCIAL STATEMENTS

increased by 1% annually, up to a maximum of 10%. This occurs with the first payroll period in January of each year, and participants may decline these rate increases or elect a different rate. Participants may also elect to have their deferral contributions automatically increased each year by a percentage (between 1% and 10%) and at a time of their choosing, up to a maximum of the Plan or Code limits.
Employer Contributions
The Company contributes one dollar for every dollar of employee contribution to the Plan up to 2% of eligible pay, plus 50 cents for every dollar of employee contribution that is between 2% and 6% of eligible pay, for a maximum matching contribution of 4% (“Kraft Heinz Matching Contributions”). Kraft Heinz Matching Contributions are invested in accordance with each participant’s current investment election in effect at the time of the contribution, or to the Plan’s default fund in the absence of an investment election.
The Company makes an additional non-elective contribution equal to 3% of eligible pay (“Kraft Heinz Non-Elective Contributions”). To receive the Kraft Heinz Non-Elective Contribution, an employee must be employed by the Company on the last day of the year, unless they terminate employment during the year after reaching age 55 with at least five years of service with the company, because of disability or death, or because of an applicable company-designated job elimination, plant shutdown or closing of a unit, permanent layoff in connection with a reduction in force, or sale or other disposition of all or a portion of a business or product line to a purchaser, transferee, or acquirer.
The amount paid in 2019 related to the 2018 Kraft Heinz Non-Elective Contribution was $27.5 million and is included in the employer contributions receivable on the statements of net assets available for benefits at December 31, 2018.
Participant Accounts
The participants’ accounts are credited with the Participant Contributions, Kraft Heinz Matching Contributions and Kraft Heinz Non-Elective Contributions, and Plan earnings and charged with benefit payments, allocation of Plan losses, and administrative expenses, as applicable. Each participant has the right to direct the investment of his or her account to any of the investment options available under the Plan. Alternatively, a participant can elect to have Fidelity Portfolio Advisory Service direct the investment of his or her account.
The Kraft Heinz Matching Contributions and Kraft Heinz Non-Elective Contributions are based on participants’ eligible earnings while each participant’s investment earnings are determined by the results of the underlying investments selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Employee Stock Ownership Plan
The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Kraft Heinz stock fund, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Kraft Heinz common stock, to have the portion of the dividend that qualifies as a dividend for U.S. federal income tax purposes paid to them in cash or have the dividend reinvested in additional units of the Kraft Heinz stock fund.
Voting Rights for Employer Stock
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Participant votes are tabulated by the transfer agent and communicated to the Trustee. The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.
Vesting
The portion of a participant’s account that includes Participant Contributions, rollover contributions, dividends paid on the Kraft Heinz stock fund, and related earnings, is fully vested at all times.
Kraft Heinz Matching Contributions and Kraft Heinz Non-Elective Contributions made during or after 2016 vest after two years of service. In 2016, the Kraft Foods Group, Inc. Thrift Plan (“the (legacy) Thrift Plan”) merged with the Plan. Company contributions made prior to 2016 in the (legacy) Thrift Plan generally vest after two years of service. Company contributions made prior to 2016 in the Plan generally vest after three years of service. Related earnings vest when the contributions vest.

NOTES TO THE FINANCIAL STATEMENTS

However, regardless of a participant’s years of service, the Kraft Heinz Matching Contribution and Kraft Heinz Non-Elective Contribution accounts will vest immediately if the participants reaches age 65 while employed by the Company, or if the participant terminates employment with the Company after the beginning of the year in which he or she reaches age 55, due to disability or death, or due to an applicable company-designated job elimination, plant shutdown or closing of a unit, permanent layoff in connection with a reduction in force, or sale or other disposition of all or a portion of a business or product line to a purchaser, transferee, or acquirer.
Withdrawals and Distributions
A participant’s after-tax (excluding Roth 401(k)) and rollover contributions, plus related earnings, are available for withdrawal at any time. Tax-deferred and Roth 401(k) contributions, and related earnings, are not eligible for withdrawal until the Participant reaches age 59½ or terminates employment, unless the participant qualifies for a hardship withdrawal or becomes disabled, as defined in the Plan. Matching contributions made to the (legacy) Thrift Plan before 2016 are available for withdrawal once the participant reaches age 59½ or has sixty months of continuous participation in the Plan. Kraft Heinz Matching Contributions and Kraft Heinz Non-Elective Contribution, and related earnings to the Plan, are not eligible for withdrawal until the Participant reaches age 59½ or terminates employment, unless the participant becomes disabled, as defined in the Plan.
If a participant qualifies for a hardship withdrawal, he or she can withdraw from their tax-deferred or Roth 401(k) account (including catch-up contributions), but not from earnings credited to those accounts after December 31, 1988. All other funds that are eligible for distribution must be withdrawn first before the participant can withdraw from his or her tax-deferred or Roth 401(k) accounts. After receiving a hardship withdrawal, a participant is suspended from contributing to the Plan for six months. All withdrawals, other than hardship withdrawals, are generally limited to two per year.
Forfeitures
If a participant terminates employment, any non-vested Kraft Heinz contributions are forfeited when the participant has a five-year break in service, or, if earlier, when the participant receives a distribution of his or her entire vested balance. The forfeited amounts are restored if the participant is rehired before incurring a five-year break in service and repays the full amount of any earlier distribution. Benefits also may be forfeited if EBAB is unable to locate a participant, after following its missing participant search procedures, subject to reinstatement if the participant is located or a beneficiary makes a valid claim for the benefit. Forfeitures may be used to restore forfeited amounts to other participants, offset Kraft Heinz Matching Contributions and Kraft Heinz Non-Elective Contributions, and pay certain expenses.
Notes Receivable from Participants
Actively employed participants may request a loan from their accounts. The minimum loan is $1,000, and the maximum is 50% of the vested value of the participant’s account, or, if less, $50,000 reduced by the participant’s highest outstanding loan balance in the preceding twelve months. Participants are charged a $50 loan processing fee. The interest rate is set based on the Reuters prime rate in effect on the last day of the month before the loan is issued plus 1%. Subject to exceptions for participant loans of plans that were merged into the Plan, participants may not have more than one outstanding loan at a time.
Outstanding loans, which are secured by the participant’s interest in the Plan, are repaid through payroll deductions, subject to rules permitting prepayment. Loans may have a repayment term of up to five years (fifteen years for primary residence loans).
In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on the taxable distribution if it occurs prior to age 59½.
Plan Termination
Kraft Heinz Foods reserves the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, reduce or suspend Kraft Heinz Matching Contributions and/or Kraft Heinz Non-Elective Contributions to the Plan or terminate the Plan. Such actions may be taken at any time, with or without notice to participants. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in his or her entire account.
Administrative Expenses

NOTES TO THE FINANCIAL STATEMENTS

The Plan pays reasonable expenses including record keeping fees, administrative charges, professional fees, trustee fees, and brokerage fees, commissions, expenses incident to the income or assets of the Master Trust or the purchase or sale of securities by the trustee from the assets of the Master Trust unless paid by the Company. The Company did not pay administrative expenses during 2018.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosure. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan holds an interest in the assets of the Master Trust, which is reported at fair value with the exception of fully benefit-responsive investment contracts, which are presented at contract value. Net assets and investment income are allocated to the individual plans based upon their interests in each of the underlying participant-directed investments. The Plan’s investments in the Master Trust consist of various mutual funds, collective trusts, and common stock presented at fair value. Valuation methodologies for each type of investment are discussed within Note 7 - Fair Value Measurements.
The Plan’s investments in the Master Trust also consist of synthetic guaranteed investment contracts (“GIC”). An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. GICs are fully benefit-responsive investment contracts that are included at contract value in the investments of the Plan and in the statements of net assets available for benefits.
Purchases and sales of investments are reflected on a trade-date basis. In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.
Recent Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2017-06 Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting. For each master trust in which a plan holds an interest, this ASU requires that a plan’s interest in that master trust and any change in that interest be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The ASU also requires disclosure of the master trust’s other assets and liabilities on a gross basis and the dollar amount of the plan’s interest in each balance. This ASU is effective for fiscal years beginning after December 15, 2018. A reporting entity should apply amendments retrospectively to each period for which financial statements are presented. Early adoption is permitted. The Plan has not adopted this ASU as of December 31, 2018. The Company is currently evaluating the impact this ASU will have on the Plan financial statements and related disclosures.
In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The updated guidance improves the disclosure requirements on fair value measurements. The ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for the entire standard or the provisions that remove or modify disclosures. The Plan has not adopted this ASU as of December 31, 2018. The Company is currently evaluating the impact this ASU will have on the Plan financial statements and related disclosures.
Risks and Uncertainties

NOTES TO THE FINANCIAL STATEMENTS

The Plan and the Master Trust provide for various investment options. Investments, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that these changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Benefits Paid
Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions, and the notes are collateralized by the participants’ account balances.
(3) RELATED PARTY TRANSACTIONS:
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.
EBAB is not aware of any non-exempt transactions between the Plan and Master Trust and a party-in-interest (as defined by ERISA). The Master Trust had $229.8 million and 5.3 million shares, and $462 million and 5.9 million shares at December 31, 2018 and 2017, respectively, in Kraft Heinz common stock, which such holdings are exempt from the party-in-interest transaction prohibitions of ERISA. The Master Trust recorded dividend income of $11.5 million and net realized losses of $20.3 million from investments in Kraft Heinz common stock for the year ended December 31, 2018.
The Master Trust invests in collective trusts issued by The Northern Trust Company, an investment manager, and managed by its affiliates; collective trusts issued by BlackRock Institutional Trust Company, an investment manager, and managed by its affiliates; collective trusts issued by Loomis Sayles Trust Company, an investment manager, and managed by its affiliates, all of which are also intended to be exempt parties-in-interest transactions. The Master Trust invests in investment contracts, and the fees paid to issuers of the contracts are intended to qualify as exempt parties-in-interest transactions. Notes receivable from participants are also intended to be exempt parties-in-interest transactions.
Actual fees paid by the Plan for investment management, recordkeeping, and consulting services also are intended to qualify as exempt parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements.
(4) TAX STATUS:
The Plan (formerly known as H. J. Heinz Company Employees Retirement and Savings Plan) obtained its latest determination letter dated September 29, 2013, in which the IRS indicated that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended and restated since receiving the most recent determination letter. The Plan’s administrator believes that the Plan continues to be a “qualified” plan under Section 401(a) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. EBAB has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. EBAB believes it is no longer subject to income tax examinations for years prior to 2015.
(5) GUARANTEED INVESTMENT CONTRACTS HELD BY MASTER TRUST:

NOTES TO THE FINANCIAL STATEMENTS

The Master Trust holds investments in synthetic GICs as part of the Interest Income Fund investment option.
The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive investment contracts or wrapper contracts issued by a third party. The portfolio of assets underlying the synthetic GICs includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, agency bonds and a short-term investment fund in 2018 and 2017. The contract value of the synthetic GICs was $628.7 million and $675.0 million at December 31, 2018 and 2017, respectively.
The crediting interest rates for the synthetic GICs are calculated on a monthly basis (or more frequently if necessary) using the contract value and the value, yield and duration of the underlying securities, but cannot be less than zero.
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each synthetic GIC may be different from each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of these events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the Plan’s administration which decreases employee or employer contributions, including the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other Plan amendments that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the Code, laws or regulations.
EBAB does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.
Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.
(6) MASTER TRUST:
The Plan had a 92% interest in the Master Trust at December 31, 2018 and 2017, respectively.

NOTES TO THE FINANCIAL STATEMENTS

The following table presents the net assets of the Master Trust at December 31:

	(In thousands)
	2018	2017
Investments at contract value:
Synthetic investment contracts	$628,719	$674,995
Investments at fair value:
Collective trusts	2,524,122	2,839,499
Registered investment companies	172,907	181,147
Common stocks	253,510	490,300
Cash and short-term investments	36,797	21,203
Total investments at fair value	2,987,336	3,532,149
Total investments	3,616,055	4,207,144
Receivables:
Pending trades and other	1,430	7,036
Total assets	3,617,485	4,214,180
Liabilities:
Pending trades and other	(3,044)	(3,110)
Total liabilities	$(3,044)	$(3,110)
Net assets	$3,614,441	$4,211,070
Plan’s interest therein	$3,320,075	$3,875,034
The following is a summary of the investment income (loss) for the Master Trust for the year ended December 31, 2018:

(in thousands)
Interest and dividends	$47,809
Net depreciation in fair value of investments	(376,946)
Investment loss	$(329,137)
Plan’s interest therein	$(305,256)
(7) FAIR VALUE MEASUREMENTS:
Investments of the Master Trust are reported at fair value with the exception of fully benefit-responsive investment contracts, which are presented at contract value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust with the exception of fully benefit-responsive investment contracts, which are presented at contract value. The guidance establishes a fair value hierarchy which requires the Plan and the Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan and the Master Trust have the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s and the Master Trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.

NOTES TO THE FINANCIAL STATEMENTS

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the Master Trust.
Common Stocks: Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last business day of each period presented (Level 1 inputs).
Registered Investment Companies: The fair value of the registered investment companies is determined by obtaining a quoted price on a nationally recognized security exchange (Level 1 input).
Collective Trusts: The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of, or close to, the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The investment objectives and underlying investments of the collective trusts vary. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit as of the redemption date.
Short-Term Investments: Short-term investments mainly consist of collective trusts and money market mutual funds. The fair value of the collective trusts is based on the net asset value reported by the managers of the collective trusts and supported by the unit prices of actual purchase and sale transactions. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The fair value of the money market mutual funds is determined by obtaining a quoted price on a nationally recognized security exchange (level 1 input). Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the fair value-based net asset value of the fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 per unit net asset value would create inequitable results for the fund’s unit holders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the fund’s unit holders, may direct that units be issued or redeemed at the fair value-based net asset value until such time as the disparity between the fair value-based and the constant net asset value per unit is deemed to be immaterial. The short-term investments are designed to provide safety of principal, daily liquidity, and a competitive yield by investing in government fixed income and money market instruments.
Assets of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2018 and 2017 are summarized below:

	Investment Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Registered investment companies	$172,907	$—	$—	$172,907
Common stocks	253,510	—	—	253,510
Short-term investments	7,223	—	—	7,223
Total investment assets in the fair value hierarchy	433,640	—	—	433,640
Investments measured at net asset value (a)				2,553,696
Total investment assets at fair value				$2,987,336

NOTES TO THE FINANCIAL STATEMENTS

	Investment Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
	(in thousands)
Registered investment companies	$181,147	$—	$—	$181,147
Common stocks	490,300	—	—	490,300
Short-term investments	11,191	—	—	11,191
Total investment assets in the fair value hierarchy	682,638	—	—	682,638
Investments measured at net asset value (a)				2,849,511
Total investment assets at fair value				$3,532,149
(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in Note 6.
(8) SUBSEQUENT EVENTS:
As of the date of this report, the price per share of the Company stock has decreased by approximately 29% from the closing price per share of the Company stock on the final day of the plan year.
As a result of the Company’s failure to remain current in its’ reporting requirements with the SEC, the Company is not currently eligible to use Form S-8 registration statements. As a result, on April 23, 2019, the administrator of the Plan issued a notice to Plan participants advising participants of a blackout period during which participants are prohibited from acquiring beneficial ownership of additional interests in the Kraft Heinz stock fund. The blackout period will begin on April 30, 2019, and the Company currently intends that the blackout period will end as soon as reasonably practicable after the Company becomes current in its financial reporting obligations. If the Company is not able to become and remain current in the Company's reporting requirements with the SEC, it restricts the Company's ability to maintain the Kraft Heinz stock fund or issue other equity securities to our employees.
(9) RECONCILIATION OF PLAN’S FINANCIAL STATEMENTS TO FORM 5500:
The following is a reconciliation of net assets per the financial statements to the Form 5500 as of December 31, 2018 and December 31, 2017:

	(in thousands)
	2018	2017
Net assets available for benefits per the financial statements	$3,381,562	$3,947,048
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,420)	4,809
Net assets per the Form 5500	$3,378,142	$3,951,857
Investment contracts are shown at fair value on the Form 5500.
The following is a reconciliation of the decrease in net assets available for benefits before transfers per the financial statements to the net loss per the Form 5500 for the year ended December 31, 2018:

(in thousands)
2018
Decrease in net assets available for benefits before transfers per the financial statements	$(565,697)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,229)
Net loss per the Form 5500	$(573,926)

Supplemental Schedule

KRAFT HEINZ SAVINGS PLAN
EIN: 25-0542520 PLAN 009
SCHEDULE H, Line 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR) as of
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant Loans	Interest rates ranging from 3.25% to 10.50% as of December 31, 2018; Maturity dates of loans range from 01/02/2019 to 12/12/2033	**	$33,949,058
		Total		$33,949,058

*	Denotes a party-in-interest, for which a statutory exemption exists.
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board of The Kraft Heinz Company, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT HEINZ SAVINGS PLAN
(Name of Plan)

By
/s/ Shirley Weinstein
Shirley Weinstein
Head of Global Rewards
The Kraft Heinz Company
Date: June 26, 2019